UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35.300.186.133

RELEVANT FACT

In compliance with Article 157, Paragraph 4 of Law n. 6.404/76 and the Securities and Exchange Commission of Brazil – CVM Instruction n. 358/2002, CPFL ENERGIA S.A. informs that, on this date, received the following Relevant Fact, which is reproduced below:

“The officers of VBC ENERGIA S.A., a corporation with head offices at Avenida Engenheiro Luis Carlos Berrini, 1297/1307 – 14th floor, suite 142, in the city of São Paulo

(“VBC”), part of the controlling group of CPFL Energia S.A. (“CPFL”), a corporation listed in the Brazilian Stock Exchange - BM&F Bovespa’s Novo Mercado, hereby informs the market that, on this date, its indirect controlling shareholders VOTORANTIM PARTICIPAÇÕES S.A., a corporation with head offices in the city of São Paulo, at Rua Amauri, 255 – 10th floor, enrolled with the General Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under n. 61.082.582/0001 -97 (“VPAR”) and CAMARGO CORRÊA S.A., a corporation with head offices in the city of São Paulo, at Rua Funchal, 160, enrolled with the CNPJ/MF under n. 01.098.905/0001 -09 (“CCSA”), entered into a Share Purchase Agreement for the acquisition, by CCSA, directly and indirectly through

CONSTRUÇÕES E COMÉRCIO CAMARGO CORRÊA S.A. (“CCCC”), a corporation with head offices in the city of São Paulo, at Rua Funchal, 160, enrolled with the CNPJ/MF under n. 61.522.512/0001 -02, of all the shares held by VPAR in Átila Holdings S.A., holder of 1,815,927 common shares, 70,529 preferred shares class A and 1 preferred share class B, representing 50% (fifty per cent) of the voting and total stock capital of VBC, for a fixed amount of R$2,563,597,000.00 (two billion, five hundred and sixty-three million, five hundred and ninety-seven thousand Reais) and an estimated variable amount of R$102,355,000.00 (one hundred and two million, three hundred and fifty-five thousand Reais) (“Agreement”). By means of such acquisition, to be concluded by next February 20th and subject to the implementation of the conditions precedent set forth in the Agreement, CCSA, current indirect holder of shares representing 50% (fifty per cent) of the voting and total stock capital of VBC, will hold, indirectly, all the shares issued by VBC. This transaction does not entail any transfer of control of VBC or CPFL for the purposes of Article 254-A of Law n. 6.404/76.

VBC is the holder of common shares representing approximately 27.85% of the voting and total stock capital of CPFL. This transaction does not change the current number of shares subject to the Shareholders Agreement entered into by the members of the controlling group of CPFL.

The transaction hereby described will be submitted to the Brazilian Antitrust Defense System within the legal term and, when concluded, will be duly communicated to the Brazilian Electricity Regulatory Agency – ANEEL.”

São Paulo, January 30th, 2009.

José Antonio de Almeida Filippo
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.